Filed by Peoples Bancorp Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Kentucky Bancshares Incorporated
                                                  Commission File No: 333-103670


                       PEOPLES BANCORP INC. (Nasdaq: PEBO)
                 TELECONFERENCE CALL TO DISCUSS 1Q 2003 EARNINGS
                        Wednesday, April 16, 2003 3:00 PM

FACILITATOR:
Good afternoon, and welcome to the Peoples Bancorp conference call. My name is Brooke, and I will be your conference facilitator today. At this time I would like to welcome everyone to Peoples Bancorp's discussion of results of operations for the quarter ended March 31, 2003.

Please be advised all lines have been placed on mute to prevent background any noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star and number one on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key.

This call is also being recorded. If you object to the recording, please disconnect at this time.

Please be advised commentary in this call may contain projections or other forward-looking statements regarding future events or Peoples' future financial performance. These statements are based on management's current expectations. The statements in this call which are not historical fact are forward-looking statements and involve a number of risks and uncertainties, including, but not limited to, the interest rate environment; the effect of federal and/or state banking, insurance, and tax regulations; the effect of technological changes; the effect of economic conditions; the impact of competitive products and pricing; and other risks detailed in Peoples' Securities and Exchange Commission filings. Although management believes that the expectations in these forward-looking statements are based on reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations, it is possible that actual results may differ materially from these projections. Peoples disclaims any responsibility to update these forward-looking statements.

Peoples' first quarter earnings statement was released yesterday and is available on the internet under the "Bulletin Board" section in the upper right hand corner of the home page of peoplesbancorp.com. This call will include about 20 minutes of prepared commentary, followed by a question and answer period, which I will facilitate.

Peoples Bancorp's participants on today's call will be Robert Evans, President and Chief Executive Officer; Jack Conlon, Chief Financial Officer; and Mark Bradley, President and Chief Operating Officer of Peoples Bank, and Peoples Bancorp's investor relations executive. All three gentlemen will be available for questions following opening statements.

Mr. Evans, you may begin your conference.


MR. ROBERT EVANS:
Thank you. Good afternoon and thanks for joining us.

In the first quarter, Peoples reported earnings per share of 51 cents, in line with our expectations issued in early March regarding first quarter results.

Net interest margin compression due to the sustained low rate environment, combined with slower non-interest income growth, caused first quarter earnings to be lower than previous quarters. Plus, our investment growth strategy designed to offset the impact of new common shares was not completed until early February, which caused us to start the year a little slower than we would have liked.

In the first quarter, we also had over $40 million of investments mature or prepay, primarily in the form of prepayments of mortgage-backed securities. These cash flows are being reinvested at lower rates and also impacts short-term profitability.

On the positive side, we have been able to move Peoples Bancorp to an asset sensitive position as we prepare for the inevitable upturn in interest rates. We still believe that being asset sensitive is the correct longer-term position for Peoples, but interest rates have not yet moved in our favor. At March 31, our simulation data indicates that an interest rate increase of 100 basis points, that's 1%, over a 12-month period beginning in April would increase net interest income by about $350,000 in that one-year period. Conversely, if interest rates were to drop 50 basis points in the same period, net interest income would decrease about $150,000. This is basically a neutral position and we are comfortable with our interest rate risk position, especially considering the uncertainty of the rate environment.

The sluggish economy has caused us to stay vigilant on the quality of our assets, and we are pleased to continue to report that nonperforming asset ratios remain in line with, or better than, many of our peers. Nonperforming assets improved to 0.34% (thirty-four one hundredths of 1%) of total assets at March 31, due primarily to a renegotiated loan moving to "performing" status. Compared to year-end 2002, total loan delinquencies have decreased and are now less than 1.50% of total loans.

Total net chargeoffs were also lower in first quarter compared to both fourth quarter 2002 and the first quarter of last year. Our lenders' continue to focus on adding quality loans, and our allowance for loan losses is now 280% of nonperforming loans. The quality of Peoples' total loan portfolio remains good, with a fully adequate reserve, based on our current analysis of the risks in the loan portfolio.

Peoples' overall focus remains long-term, and we will do the little things that make the difference in times of economic challenge. Our commitment to top-notch customer service through innovative delivery methods will continue to drive earnings opportunities, and I believe we have an energized, focused sales force.

Our emphasis in 2003 will be core deposit growth through our "Freedom Checking" campaign designed to add more customers or strengthen the relationships we already have with clients. Another key for Peoples in 2003 is loan growth through our recently opened Delaware, Ohio, loan production office, and through dedicated mortgage loan originators that give us more concentrated home loan coverage in all of our markets. We think a simple focus on quality financial products, combined with a continuous will to win more customers, provides the framework to create more value for our shareholders.

There is no question we have to roll up our sleeves in 2003 to match earnings results of last year. A key will be the rate environment and the timing of the upswing in interest rates. Mortgage banking revenues can give us the boost to short-term earnings needed in this very low rate environment, plus we are focusing on cost control initiatives to ensure that we are wisely allocating resources to projects that provide long-term benefits.

On May 9th, we expect to complete our planned acquisition of Kentucky Bancshares Inc. and their $120 million in bank assets and $190 million of trust assets. The integration has progressed well, and we look forward to introducing ourselves to the thousands of new customers in areas in and around Ashland, Kentucky. Including the cost savings from closing our current Peoples Bank office in nearby Russell, we expect the Kentucky Bancshares acquisition to add 2 or 3 cents in earnings per share in the second half of 2003.

We will continue to look for growth opportunities via mergers and acquisitions, as we try to put our recently issued capital to work. With our Price/Earnings ratio currently lower than many peers, it will be a little tougher for us to be able to pay premium prices for certain Mergers &Acquisitions opportunities, but we will continue to refine our process and take the necessary steps to grow our company through acquisitions.

I will now ask Mark Bradley, President and Chief Operating Officer of our lead subsidiary (Peoples Bank), to provide additional executive management comments regarding current financial performance and future outlook.


MR. MARK BRADLEY:
Thank you. In the first quarter, the road to growing profits was a little bumpy, as interest rates and the sluggish economy combined to challenge our numbers. On the bright side, asset quality ratios are better. However, we experienced an increase in Other Real Estate Owned (or "OREO") due to a commercial loan that has been on nonaccrual status moving to OREO.

To follow up on asset quality and provide guidance on second quarter loan loss provision, we remain concerned about the "soft" economy and therefore anticipate continuing our first quarter "traditional" loan loss provision of $750,000 in the second quarter. If you remember, we also accrue an amount each quarter for overdraft losses, and that number is variable, based on losses experienced in the Overdraft Privilege program plus a formula for aging overdraft balances.

For traditional loan loss provision, we think there are still too many unknowns with our local and national economies to consider lowering our provision despite the improved asset quality and delinquency numbers at March 31. Especially with the rise in OREO, we believe that a conservative "wait-and-see" approach for loan loss provision makes more sense at this time.

As mentioned earlier, in February we completed the leverage strategy that will offset dilution of the new common shares issued in recent months. The spread on assets is 1.70%, which is a little better than projected during planning for the capital issuance. The leverage strategy will be in full force in the second quarter and therefore offset the dilutive impact of the new common shares issued in late 2002 and early 2003.

Continuing our margin discussion, we continue to be pressured by many commercial loan customers who want lower loan rates. Even though prepayment penalties exist in many cases, we review each loan on a case-by-case basis to ensure we are not losing good long-term customers due to our inflexibility on rates. We have had rate concessions on nearly $30 million of commercial loans since the start of the year, which has further compressed net interest margin. Some of this compression will be offset in the second quarter due to the downward repricing of a $30 million public funds deposit, but we anticipate some further loan rate compression due to intense competition.

We experienced some loan growth in the first quarter, with all of it occurring very late in the quarter through a $12 million commercial loan secured by real estate. Until that point, loans were basically flat, with personal loans decreasing $7 million due to slower indirect lending activity and personal loans being consolidated into other loans like home equity loans. Plus, real estate loan balances dropped due to many loans being refinanced to longer-term, lower fixed rate loans at Peoples through our secondary mortgage offering. Commercial loan growth picked up the difference in retail loan balances.

In the second quarter, we expect minimal, if any, organic growth due to slower economic conditions and a penchant for credit "quality" versus "quantity." Our newest loan production office in new Delaware is situated in one of the fastest growing counties in Ohio and gives us even better access to commercial customers in cities like Delaware, Marion, Marysville, and points in between.

With our loan production offices in Fairfield and Licking Counties, we like to say we have Columbus "surrounded", and look forward to being able to add some quality credits to our portfolio through our Delaware office. Opening offices like the one in Delaware gives us the best chance to grow loans long-term and to meet our 2003 goal of 1% to 3% organic loan growth.

On the real estate loan production side, gains on mortgage banking increased to $230,000 in the first quarter (from $135,000 in the fourth quarter of 2002). Since mid-2002, we have sold over $25 million of real estate loans to Fannie Mae and retain servicing rights on those loans.

Mortgage banking is an important part of our short-term earnings growth strategy as we refocus several Peoples Bank lenders to be better positioned to serve the real estate lending needs of our customers. It is not our goal to "bulk up" our mortgage banking operations just in time to see the real estate refinancing cycle come to a close. We are building our mortgage banking operation for the long haul, because we believe that a real estate loan and a basic checking account are the anchor products to successful long-term financial relationships with our customers.

We have been able to reallocate some human resources to minimize additional staffing needs, but will need to hire a couple of office managers or personal bankers in key offices to maintain high levels of customer service.

Non-interest income growth has been challenged by the sluggish equity markets, upon which many of our asset management fees are based. Fiduciary and brokerage fees are down from last year, and revenues generated from sales of fixed annuities have stabilized and slightly decreased compared to our record sales in 2002.

Overdraft and NSF fees were down slightly compared to the linked quarter, as total revenues in the first quarter were $1.4 million compared to $1.6 million in the fourth quarter of 2002. In all likelihood, the variance is due to increased usage during the shopping season over the holidays of late fourth quarter. On the bright side, our provision for loan losses for overdrafts was reduced in the first quarter due to losses beginning to stabilize in this product offering. First quarter provision totaled $81,000 compared to $183,000 in the linked quarter. Typically we accrue between 15% and 20% of total revenues as provision for bad debt, but losses were lower in the first quarter, which allowed us to reduce the provision. Additional revenue growth opportunities should be available once the Kentucky Bancshares acquisition is complete, since Overdraft Privilege is not currently offered by Kentucky Bancshares.

Non-interest expense increased $443,000 compared to the fourth quarter of 2003, although it is important to note that fourth quarter expense was about $300,000 lower than normal due to year-end adjustments related to our medical insurance accrual. Without this adjustment, operating expense in the first quarter increased less than 2% compared to the linked quarter, which we believe is acceptable.

We will continue to look for ways to control operating expenses in these tougher economic conditions. We know that our professional costs will decrease in the second quarter due to a reduction in the percentage of revenues paid to the consultant who helped us implement Overdraft Privilege. This could reduce non-interest expense by about $50,000 depending on revenues in the second quarter. Such consulting fees disappear altogether in March 2004.

We are also carefully reviewing our marketing and sales management budgets to be certain all costs are well spent. It is important for us to continue investing in marketing activities that result in the greatest chance to sell our products, and to that end, we continue to plow forward on our CRM/Profitability project and hope to have improved customer contact management and basic profitability information ready by the third quarter of 2003. This significant investment - the better part of $1.6 million -will enhance our CRM capabilities to see a 360 view of every customer, offer an integrated sales package to potential customers, and speed up the sales cycle. This project will be amortized over a period of 5 to 7 years and should not have a material impact on short-term earnings.

In the first quarter we introduced a bigger, better free checking account that is designed to capitalize on the investment in services we have made in recent years, creating powerful core deposit growth opportunities. Our new "Freedom Checking" product offers imaging, internet banking technologies, Overdraft Privilege, ATM, phone access, and free online billpay.

Our growing branch network and extended hours in some offices is an investment in doing what it takes to successfully compete for core deposits. Our systems have the capability to add many more customers, and we are working on marketing plans to better inform the customers and prospects in our markets that we want their deposit accounts and are ready to demonstrate to them why Peoples Bank is the best choice for all their financial needs. Our goal in 2003 is to grow demand deposits to 13% of total customer funding sources (from year-end 2002's 11%) and ultimately to 15% of total customer funding sources by the end of 2004.

Earlier we briefly discussed our interest rate risk position, and frankly, we like where we are at March 31, because it gives us the most flexibility going forward to be prepared for any moderate movement in rates. Plus, with Kentucky Bancshares being asset sensitive, our potential for earnings growth gets even stronger if rates increase in the second half of 2003.

With the investment growth strategy now completely on the books, we project overall net interest margin to hover between 3.70% and 3.80% in the second quarter, assuming a flat rate environment, compared to 3.87% in the first quarter. Some of our liabilities have repriced lower, such as the public funds account mentioned earlier, although decreases in earning asset yields will probably offset most of what we pick up from that repricing.

We have also lowered our rates on savings accounts to reflect the very low rate environment and will continue to review our cost structure to ensure we are paying fair rates compared to what we can earn in the market and through loan opportunities. Our best CD rates are 3 and 5-year products, as we continue to extend time deposit maturities for the inevitable increase in interest rates.

As mentioned earlier, the Kentucky Bancshares acquisition is progressing as well as can be expected. Our integration teams are doing a wonderful job preparing for the merger, and the Kentucky Bancshares personnel have made our job easier with their knowledge of their customer base and market areas.

As part of the Kentucky Bancshares acquisition and the transition of the five full-service offices of Kentucky Bank & Trust to Peoples Bank offices, we will close the current Peoples Bank Russell office concurrently with the May 9 completion date of the Kentucky Bancshares acquisition. We believe Kentucky Bank & Trust's Russell office gives our current and future customers the best location in Russell to do their banking. The cost savings are part of our overall integration plan for the Kentucky Bancshares acquisition and will still give us 8 offices in Greenup, Boyd, and Carter Counties in northeastern Kentucky. After the acquisition, we will rank second in the three county market with 8 full-service locations, and third in the market with over $140 million of total deposits, a good situation we are confident can be made even stronger with our retail offerings.

In summary, our first quarter results of operations, although lower than we would like to see, prepares us well for the future, assuming interest rates cooperate. Our investment growth strategy is in place, asset quality is strong, and cost control measures are being review everyday.

We will continue to manage for the future. We cannot control the market dynamics surrounding the financial services industry, the interest rate environment, or uncertainty of the political situation in the world.

We will make the best of a tough short-term earnings situation, and turn this low rate environment to an advantage by stressing asset quality over risky loan growth. We will extend liabilities, and look to reprice liabilities downward when competitively possible.

We believe in our strategy for profitable growth, and acquisitions remain key to our future. Our financial goals continue to be average operating EPS growth of 7-10% per year, and are best achieved in better economic conditions and normal rate environments.

This concludes our commentary, and I will open the call for questions. Once again, this is Mark Bradley, and joining me today as part of Peoples' executive management team are Bob Evans, President and CEO, and Jack Conlon, our CFO who is also participating by phone today. So, you might hear some give and take from us as we try to answer your questions properly.

I will now turn the call back into the hands of our call facilitator, who will once again explain the Q and A session and the steps necessary to ask your questions. This call is now open for questions.



                          QUESTION AND ANSWER SESSION

FACILITATOR:
If you would like to ask a question at this time, please press "star" then the number "one" on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

Your first question comes from Brett Rabatin of FTN Securities.

MR. BRETT RABATIN (FTN SECURITIES):
Good afternoon. I got a couple questions for you. First, I wanted to discuss the fee income a little further. The fee income was a little lower in a couple of places this quarter than I thought it would be. If you could just discuss the results this quarter versus third and fourth quarters last year, and then your expectations going forward for subsequent 2003 quarters.

MR. BRADLEY:
OK Brett, this is Mark. We mentioned the overdraft privilege number being down a little bit. The fourth quarter I think was seasonally high, so that number came back to normal a little bit. Also on the investment and insurance side, in the sluggish equity markets, we have not been able to grow our revenues in that area because of the market values upon which those fees are based. P&C insurance revenues have grown a little bit due to the "harder" insurance market, that they are by far the minority of the revenues in that area. So the overdraft privilege, combined with the fiduciary revenues along with investment and insurance revenues being down, those are the biggest changes in the first quarter. Some of that is seasonal, the rest of it is related more to when the equity markets bounce back.

MR. RABATIN:
OK. Well then specifically, can you discuss your thoughts for subsequent, you mentioned seasonality, can you talk about the rest of the 2003 quarters and your expectations.

MR. BRADLEY:
I'll try to address that. I'm sorry I didn't answer that the first time. This is Mark. You know will have the acquisition coming on in the second quarter, so, that will definitely have an impact on all those revenues, because we'll be buying some revenues streams. But, organically I do expect some non-interest income growth in the second quarter as we get the free checking program rolled out. I think we'll see some additional overdraft revenues there from that program. But, the fiduciary and insurance and investment commission revenues streams will probably be flat organically until those equity markets bounce back. Jack, I didn't know if you had anything to add to that.

JACK CONLON, CHIEF FINANCIAL OFFICER:
No, that really is what I was going to say Mark. The real area (if you look at organic or internally generated growth as opposed to the KBI acquisition) that we have opportunity once things turn around would be in the fiduciary and insurance areas. It was indicated earlier, the fees on fixed annuities are down and the markets overall are just not conducive to generating a lot of fees from that area of our business. I really don't see that changing a lot, at least through the next several quarters if not all the way through 2003.

MR. BRADLEY:
Hey Bret this is Mark. One more thing, we do expect mortgage-banking revenues to increase throughout 2003 as we focus more on home lending. I think I talked about that at length in the prepared commentary. We were able to recognize $230,000 of revenue in the first quarter. And, that was still under what I'll call the "old program", where we didn't have a focused group of 8-10 lenders out there generating these loans and "working it" like we know we can. So, there's another revenue opportunity for us in the next three quarters, because if rates stay down, we would expect the refinancing boom to continue at least through the next couple of quarters.

MR. RABATIN:
OK. In regards to asset quality, it is a pleasant surprise to see the reduction in delinquencies, and then there were also reduction in NPAs and lower charge offs in the first quarter, given your guidance for the rest of the year in terms of provisioning, can you discuss (1) what you think about the potential for additional commercial NPAs to surface, and then (2) what your thoughts are on the relative loan loss reserve.

MR. EVANS:
Bret, this is Bob Evans. We make those provisions, of course, quarter by quarter as we do our necessary provisions for the loan loss reserve. But we're very encouraged by the first quarter, and we give some consideration to reducing the provision in the first quarter but decided that prudence was probably the best part of valor in this case, until the economy and some other things prove to us that this downturn in past dues and non-performing is for real. We believe it is, and look forward to the possibility at least of reducing the provision.

MR. BRADLEY:
Bret, this is Mark. I would echo those comments exactly. We are not predicting a lot of loan growth in 2003, but if we get it, it will probably be in the commercial area on our balance sheet. I think the loan loss provision is something we'll look at again very hard in the second quarter. As Bob said, we teetered right on the edge of this quarter, but we believe in our numbers and we would like to see another quarter of lower delinquencies before we adjust our provisions.

MR. RABATIN:
OK, and then can you discuss what subset of commercial is experiencing lower delinquencies. And, the question I always ask you guys is, given the economy here, is that you're still not seeing any problems with the hotel/motel portfolio?

MR. EVANS:
We'll start with the hotel/motel portfolio. We really have not seen difficulties, our loans are performing well, and I believe we had one account to move from non-performing to performing this quarter, which is also a good sign. The second part of your question, I think I'll let Mark take a shot at.

MR. BRADLEY:
Comparing December to March numbers, I think all loan categories across the board saw decreases in delinquencies, so there's no real commercial segment I can identify - it's really an across the board reduction, which is good news. Certainly we had the non-accrual loan of about $800,000 move to OREO, and that helps our numbers from a loan delinquency perspective, but it's still a non-performing asset. But there is no one commercial segment that led the charge per-se. So, I think that's good news; it's more across the board than a specific line item.

MR. RABATIN:
OK. One last question, then I'll turn it over to someone else. In terms of the loan growth, or in terms of loans in the first quarter, were there any participations or credits guys got from other lenders.

MR. BRADLEY:
The answer is yes. The large loan at the end of the quarter was actually generated by Kentucky Bancshares, so that is a loan participation for the next 40 days. But, the real response is no. There were not many new participations. That's kind of a special case.

MR. RABATIN:
OK, thank you.

MR. BRADLEY:
You're welcome.

FACILITATOR:
Your next question comes from Don Taylor of Franklin Advisory Services.

MR. DON TAYLOR (FRANKLIN ADVISORY SERVICES):
Hi. I got a couple of things. First off, could you give the relative importance of assets repricing downward versus locking in lower long-term rates as far as the impact of the net interest margin.

MR. EVANS:
I don't know if we can quantify that for you Don, but we'll give you a feel for it.

MR. TAYLOR:
I mean, you know, order of magnitude. Which one is more important?

MR. EVANS:
I think Jack would be able to give you a little better answer to that question. Jack, are you there?

MR. CONLON:
Yeah, I was jumping in Bob. Hi Don. In order of magnitude right now, which is the I'm going to use the term "has the most impact to us", it would still be assets repricing downward, in particular commercial loans that have longer fixed rates built into them that our customers have come to us. And, you know we have made great concessions, and I think Mark did a real good job talking about that and so did Bob in the prepared commentary. It will be the asset side.

MR. TAYLOR:
Now, is that twice as significant?

MR. CONLON:
At this point and time, it probably would be 1.5 times, Don, just roughly. A lot of that too is on the liability side where we've come close to hitting almost a floor in what can be done in terms of repricing. We're extending as well, I think, as we said earlier, in terms of our CDs.

MR. EVANS:
One thing that is helping us Don is the ability to grow our non-interest deposits a little. I've worked for many years in this bank to get our non-interest deposits or checking type deposits above 11% of our total deposits. We're now getting there; we're at about 12 now I believe, and shooting for 13. But, our long -term objective, of course, is to get it up around 15% where we think we ought to be in the long run. We're making progress on that, so that's a plus.

MR. TAYLOR:
The $800,000 loan that became other real estate owned, is there plans to dispose of that?

MR. BRADLEY:
Oh, most definitely and that will take some time. That property is located in Ohio, and our chief lender is working with brokers in that area to sell that property. So, that is something we'd love to sell in the second quarter, but obviously that all comes down to price.

MR. TAYLOR:
Now, just if you could repeat for me on the interest rate sensitivity, was that plus $350,000 for up 100 basis points and minus $150,000 for down 100?

MR. BRADLEY:
That is correct.

MR. EVANS:
No, down 50. We don't measure down 100.

MR. TAYLOR:
I understand. It was down 50.

MR. EVANS: That is correct.

MR. TAYLOR:
OK. Now the last thing, from the investment leverage strategy, is that being run separately from the rest of investment portfolio?

MR. CONLON:
I'll jump in. This is Jack again. No it is not. We initially did run it separately and the numbers Mark referred to such as the net margin of about 1.70% was based on that initial strategy, but we just rolled it into the portfolio. As we get run-off, it will be reinvested as appropriate in either investment instruments or more preferably obviously, would be higher earning assets such as loans. So, we're just going to treat it as part of the normal portfolio from this point.

MR. TAYLOR:
Now, how did you try to set up your interest rate sensitivity in that investment, relative to what you already had?

MR. CONLON:
Well, the way we tried to set it up, we tried to set it up that the majority of our cash flows and the opportunity to reprice cash flows obviously was much more favorable on the asset side than was on the liability side. And, that's really the structure that we have with the blend of investment instruments generating more cash flow than on the asset side as opposed to liability side. We pretty much use fixed term borrowings 1, 2, 3, 4 and 5-year repos for the most part, to fund the assets.

MR. TAYLOR:
At what margin on that, are you, do you need to have to eliminate the dilutive impact of the share issuance.

MR. CONLON:
Well, the volume that we've done it's dilutive at the 170. Excuse me; it's non-dilutive at the 170.

MR. TAYLOR:
Do you think it became non-dilutive a little bit before that?

MR. CONLON:
Yeah, actually it did. It would have become non-dilutive at around 160.

MR. TAYLOR:
OK. That's good, thanks.

FACILITATOR:
Your next question comes from Ron Peterson of Sandler O'Neill and Partners.

MR. RON PETERSON (SANDLER O'NEILL):
Good afternoon. First, one easy question. Bob in your opening remarks you mentioned something about mortgage backed prepaids. I missed the dollar amount. Could you repeat that please?

MR. EVANS: Let me see if I can.

MR. CONLON:
I think we had, was it $50 million.

MR. BRADLEY: It was $40 million.

MR. EVANS:
Yeah that's right, $40 million.

MR. PETERSON:
OK. And, that to the margin, have you calculated like a "core" margin separating the bank from the leverage strategy and if so, what was that?

MR. BRADLEY:
Jack, I can jump in on that one. I asked our AL (Asset Liability) people to do that, and the number is in the low 4.10% to 4.15%. You know, in the low "four teens" I'll call it. So that would be the number if we didn't do the leverage strategy, what would core margin be, and I think that's your question Ron.

MR. PETERSON:
Yes. Thank you. And, also in talking about the rate sensitivity, you mentioned something about ... I guess your comment included if rates rise later this year, I assume that's your base case this year: assuming rates rise when you do your sensitivity analysis?

MR. CONLON:
No, I think I can answer this Ron, if I understand your question correctly. When we run scenarios, we include a "base case" where rates do not change. We run a case where rates go up 100 basis points, and we run a case where rates decline 50 basis points. Our "base case" at this point would have the yield curve and the rates staying basically the same.

MR. PETERSON:
OK.

MR. CONLON:
If that helps you.

MR. PETERSON:
It looks like I believe most people would not expect rates to raise maybe not until sometime in 2004. So, I guess if you're assuming rates staying the same.

MR. EVANS:
We're not trying to predict the rates. That's for sure. We're just trying to predict what our balance sheet is going to do and our income statement is going to do under those circumstances.

MR. PETERSON:
And if rates remain unchanged throughout the rest of those in 2003 and into 2004, what happens to the margin?

MR. CONLON:
It was indicated earlier Ron, this is Jack again. We expect it to stay in the 3.70% to 3.80% range.

MR. PETERSON:
OK. Thank you.

FACILITATOR:
Again, I'd like to remind everyone, in order to ask a question, please touch star and the number one on your keypad. Please hold for further questions.

At this time there are no further questions. Gentlemen, do you have any closing remarks?

MR. BRADLEY:
Yes, I just want to thank everyone for participating. Those were very good questions. I hope we answered them the best we could. We do look forward to the rest 2003, and thanks again for participating in today's call

This call is now over.


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